Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DRAGON VICTORY INTERNATIONAL LIMITED

(Name of Issuer)

Ordinary Share, $0.0001 par value

(Title of Class of Securities)

G28365 107
(CUSIP Number)

Limin Liu

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong

China

(+852)35652921

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G28365 107

(1)	Name of Reporting Persons: Ming Ni
S.S. or I.R.S. Identification Nos. of above persons: N/A

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 2,400,000*

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 2,400,000*

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,400,000*

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):
8.3%**

(14)	Type of Reporting Person (See Instructions): IN

*	Represents warrants held as of the date of this Schedule 13D/A by Ming Ni to purchase (i) an aggregate of 2,000,000 ordinary shares of the Issuer, as reported in the Schedule 13D filed on December 3, 2021, and (ii) an aggregate of 400,000 ordinary shares acquired by Ming Ni, as described in Item 3 hereof.
**	Percentage of class based on 26,898,371 ordinary shares outstanding as of August 2, 2022, which information was provided by the Issuer to the reporting person on August 2, 2022. In computing the percentage ownership of the reporting person, shares that the reporting person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after August 2, 2022 are included.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Schedule 13D”) previously filed on November 30, 2021, by Ming Ni as set forth therein, with respect to beneficial ownership of ordinary shares, par value $0.0001 per share (“ordinary shares”) of the Issuer. On the date of such original filing of the Schedule 13D, Mr. Ming Ni beneficially owned 2,000,000 ordinary shares, par value 0.0001 per share. The purpose of this Amendment is to include an aggregate of 400,000 ordinary shares recently acquired by Mr. Ming Ni pursuant to a Securities Subscription and Warrant Purchase Agreement (the “Private Placement Agreement”). The number of ordinary shares beneficially owned and the percent in Line 13 as reflected on the cover page with respect to Mr. Ming Ni are as of August 2, 2022.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. All capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D.

Item 1.	Security and Issuer.

Securities acquired: ordinary shares, $0.0001 par value

Issuer:	Dragon Victory International Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong, China

Telephone: (+852)35652921

Item 2.	Identity and Background.

(a)	This statement is filed by Mr. Ming Ni (“Mr. Ni”).

(b)	The residential address of Mr. Ni is Flat 12, 30th Floor, Tower Two, The Metropolis Residence, No.8 Metropolis Drive, Kowloon, Hong Kong.

(c)	Mr. Ni is a private investor.

(d)	During the past five years, Mr. Ni, has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, Mr. Ni has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or of findings any violation with respect to such laws.

(f)	Mr. Ni is a citizen of Hong Kong.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 30, 2022, the Issuer entered into the Private Placement Agreement with Mr. Ni, together with 11 other purchasers (collectively, the “Purchasers” and each, a “Purchaser”). Pursuant to the Private Placement Agreement, each Purchaser agrees to subscribe for and purchase, and the Issuer agrees to issue and sell, (A) such number of ordinary shares of the Issuer of par value US$0.0001 per share (the “Ordinary Shares”) calculated by dividing (a) the purchase price paid by such Purchaser to the Issuer, as set forth in Schedule A of the Private Placement Agreement, by (b) the per share purchase price (the “Per Share Purchase Price”) that is the higher of (i) US$1.00 and (ii) 88% of the lowest daily dollar volume-weighted average price of the Ordinary Shares on the Nasdaq Capital Market (as reported by Bloomberg) during the last 10 Trading Days immediately preceding the executive date of the Private Placement Agreement; and (B) certain warrants, to purchase an aggregate number of Ordinary Shares that equals twice the number of the Subscription Shares (with respect to such Purchaser, its “Subscription Warrants”). The aggregate Purchase Price (as defined in the Private Placement Agreement) payable by all of the Purchasers will be no more than US$3,300,000. The vesting of the Warrants will be conditioned on the attainment of certain the performance goals of the Issuer. As of the filing of this Schedule 13D/A, no Subscription Warrants have vested.

On August 2, 2022, the Issuer issued 400,000 Ordinary Shares to Mr. Ni. The aggregate purchase price for the $400,000 Ordinary Shares acquired by Mr. Ni on June 30, 2022 was US$400,000. The source of these funds was the personal funds of Mr. Ni.

As a result of the above-mentioned transaction, Mr. Ni currently beneficially owns 8.3% of ordinary shares of the Issuer.

Item 4.	Purpose of the Transaction.

The ordinary shares of the Issuer owned by Mr. Ni have been acquired for investment purposes. Mr. Ni may make further acquisitions of ordinary shares from time to time and, subject to certain restrictions, may dispose of any or all of the ordinary shares held by Mr. Ni at any time, depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, and other factors.

Except as set forth in this Item 4, Mr. Ni does not have any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D/A.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D/A, the aggregate number of ordinary shares and percentage of ordinary shares beneficially owned by Mr. Ni, as well as the number of ordinary shares as to which Mr. Ni has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 26,898,371 ordinary shares outstanding as of August 2, 2022.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Ming Ni	2,400,000	8.3%	2,400,000	0	2,400,000	0

The securities reported above are held of record by Mr. Ni and include 2,000,000 ordinary shares issuable upon exercise of the warrants and 400,000 Ordinary Shares acquired by Mr. Ni pursuant to the Private Placement Agreement.

(c)	Other than as described herein, Mr. Ni has not effected any transactions in ordinary shares during the 60 days preceding the date of this report.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Schedule, to the knowledge of Mr. Ni, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Ni and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Securities Subscription and Warrant Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 6-K filed with the U.S. Securities and Exchange Commission on August 1, 2022

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2022

/s/ Ming Ni
Ming Ni